UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP — General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA 19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2016 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by IEP Parts Acquisition LLC, a Delaware limited liability company (the ‘‘Offeror’’), a wholly-owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (‘‘Parent’’), a subsidiary of Icahn Enterprises L.P. (‘‘Icahn Enterprises’’), and Parent to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $18.50 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by the Offeror and Parent with the SEC on January 5, 2016, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2016 and in the related Letter of Transmittal, which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

EXPLANATORY NOTE

This Amendment is being filed solely to correct certain inadvertent typographical or clerical errors.

Item 2.                                 Identity and Background of Filing Person

Item 2 of the Statement is hereby amended and supplemented by amending and restating in its entirety the first paragraph of the subsection entitled “Tender Offer and Merger” to read as follows:

“This Statement relates to the cash tender offer (the “Offer”) by IEP Parts Acquisition LLC, a Delaware limited liability company (the “Offeror”), a wholly-owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Parent”), a subsidiary of Icahn Enterprises L.P. (“Icahn Enterprises”), and Parent to purchase all issued and outstanding Shares at a purchase price of $18.50 per Share, net to the holders thereof, in cash (the “Offer Price”), without interest thereon, less any applicable tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Parent and the Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on January 5, 2016, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement, are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.”

Item 4.                                 The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the last paragraph of the subsection entitled “Background to the Offer” to read as follows:

“On January 5, 2016, Parent and the Offeror commenced the Offer.”

Item 9.                                 Exhibits

Item 9 of the Statement is hereby amended and supplemented by amending and restating the table thereunder to read as follows:

Exhibit No.	Document
(a)(1)(i)

Offer to Purchase, dated January 5, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed by Icahn Enterprises Holdings L.P. and IEP Parts Acquisition LLC with the SEC on January 5, 2016).

(a)(1)(ii)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed by Icahn Enterprises Holdings L.P. and IEP Parts Acquisition LLC with the SEC on January 5, 2016).

(a)(1)(iii)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed by Icahn Enterprises Holdings L.P. and IEP Parts Acquisition LLC with the SEC on January 5, 2016).

(a)(1)(iv)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed by Icahn Enterprises Holdings L.P. and IEP Parts Acquisition LLC with the SEC on January 5, 2016).

(a)(1)(v)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO-T filed by Icahn Enterprises Holdings L.P. and IEP Parts Acquisition LLC with the SEC on January 5, 2016).

(a)(1)(vi)

Text of Summary Advertisement dated January 5, 2016 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO-T filed by Icahn Enterprises Holdings L.P. and IEP Parts Acquisition LLC with the SEC on January 5, 2016).

Exhibit No.	Document
(a)(1)(vii)

Press Release issued by Icahn Enterprises Holdings L.P. on January 5, 2016 (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO-T filed by Icahn Enterprises Holdings L.P. and IEP Parts Acquisition LLC with the SEC on January 5, 2016).

(a)(2)(i)	Opinion of Rothschild Inc. to the Board of Directors of The Pep Boys – Manny, Moe and Jack, dated December 29, 2015 (incorporated by reference to Annex B to this Schedule 14D-9).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)

Joint Press Release issued by Icahn Enterprises L.P. and The Pep Boys – Manny, Moe & Jack on December 30, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Pep Boys – Manny, Moe & Jack with the SEC on December 30, 2015).

(e)(1)

Agreement and Plan of Merger, dated as of December 30, 2015, by and among Icahn Enterprises Holdings L.P., IEP Parts Acquisition LLC and The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Pep Boys – Manny, Moe & Jack with the SEC on December 30, 2015).

(e)(2)	Confidentiality and Non-Disclosure Agreement, dated as of December 8, 2015, by and between The Pep Boys – Manny, Moe & Jack and Icahn Enterprises L.P.*

(e)(3)

Form of Indemnification Agreement of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Pep Boys – Manny, Moe & Jack with the SEC on November 16, 2015).

(e)(4)

The Pep Boys — Manny, Moe & Jack 2014 Stock Incentive Plan (incorporated by reference to Exhibit B to the Definitive Proxy Statement on Schedule 14A, filed by The Pep Boys – Manny, Moe & Jack with the SEC on April 25, 2014).

(e)(5)

Form of The Pep Boys – Manny, Moe & Jack Stock Option Award Agreement (incorporated by reference to Exhibit (e)(4) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Pep Boys – Manny, Moe & Jack with the SEC on November 16, 2015).

(e)(6)

Form of The Pep Boys – Manny, Moe & Jack Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit (e)(5) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Pep Boys – Manny, Moe & Jack with the SEC on November 16, 2015).

Exhibit No.	Document
(e)(7)

Form of The Pep Boys – Manny, Moe & Jack Performance Stock Unit Award Agreement (incorporated by reference to Exhibit (e)(6) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Pep Boys – Manny, Moe & Jack with the SEC on November 16, 2015).

(e)(8)

Form of The Pep Boys – Manny, Moe & Jack Deferred Stock Unit Agreement (incorporated by reference to Exhibit (e)(7) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Pep Boys – Manny, Moe & Jack with the SEC on November 16, 2015).

(e)(9)

The Pep Boys – Manny, Moe & Jack Account Plan, as amended and restated (incorporated by reference to Exhibit 10.11 to The Pep Boys – Manny, Moe & Jack Annual Report on 10-K for the fiscal year ended February 1, 2014).

(e)(10)	The Pep Boys Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 to The Pep Boys – Manny, Moe & Jack Annual Report on 10-K for the fiscal year ended February 1, 2014).

(e)(11)	The Pep Boys – Manny, Moe & Jack Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to The Pep Boys – Manny, Moe & Jack’s Current Report on Form 8-K filed on June 15, 2011).

(e)(12)

The Pep Boys Annual Incentive Bonus Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on June 24, 2009).

(e)(13)

Form of Change of Control Agreement between The Pep Boys — Manny, Moe & Jack and certain officers of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on August 6, 2012).

(e)(14)

Form of Non-Competition Agreement between The Pep Boys – Manny, Moe & Jack and certain officers of The Pep Boys — Manny, Moe & Jack (incorporated by reference to Exhibit 10.3 to The Pep Boys – Manny, Moe & Jack Annual Report on Form 10-K for the fiscal year ended January 29, 2011).

(e)(15)

Grantor Trust Agreement by and between The Pep Boys – Manny, Moe & Jack and Wachovia Bank, National Association, dated as of January 31, 2004 (incorporated by reference to Exhibit 10.20 to The Pep Boys – Manny, Moe & Jack Annual Report on Form 10-K for the fiscal year ended February 3, 2007).

(e)(16)

Amended and Restated Articles of Incorporation of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by The Pep Boys – Manny, Moe & Jack for the period ended January 31, 2009).

Exhibit No.	Document
(e)(17)

Amended and Restated Bylaws of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by The Pep Boys – Manny, Moe & Jack with the SEC on February 17, 2010).

(g)	None.

Annex A	Information Statement.

Annex B	Opinion of Rothschild Inc. to the Board of Directors of The Pep Boys – Manny, Moe and Jack, dated December 29, 2015.

* Previously filed.

Annex A.                     Information Statement

The Information Statement is amended and supplemented by amending and restating in their entirety the first three paragraphs of the Information Statement to read as follows:

“This Information Statement (this “Information Statement”) is being mailed on or about January 5, 2016 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) to holders of common stock, par value $1.00 per share (the “Shares”), of The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”, “Pep Boys,” “we” or “us”).

The Schedule 14D-9 relates to the tender offer by Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Parent”) and a subsidiary of Icahn Enterprises L.P., and IEP Parts Acquisition LLC, a Delaware limited liability company (the “Offeror”) and wholly-owned subsidiary of Parent, disclosed in a Tender Offer Statement on Schedule TO-T dated January 5, 2016 filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $18.50 per Share (the “Offer Price”), net to the holders thereof in cash (less any required withholding taxes and without interest).

The tender offer and related purchase are contingent upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 5, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, and, together with the Offer to Purchase, the “Offer”).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	January 5, 2016